SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25
                                                  Commission File Number 0-31559

                           NOTIFICATION OF LATE FILING

(Check One):      |_|  Form  10-K,  10-KSB  |_| Form  20-F  |_| Form  11-K
                  |X|  Form 10-Q, 10-QSB    |_| Form N-SAR

      For Period Ended:      SEPTEMBER 30, 2003
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|_| Transition Report on Form 10-K          |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F          |_| Transition  Report on Form N-SAR
|_| Transition Report on Form 11-K
      For the Transition Period Ended:
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READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification  relates to a portion of the filing checked above,  identify
the item(s) to which the notification relates:       N/A
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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant       STANDARD    MOTOR    PRODUCTS,  INC.
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Former name if applicable
     N/A
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Address of Principal Executive Office (STREET AND NUMBER)
     37-18 NORTHERN BLVD.
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City, State and Zip Code      LONG ISLAND CITY, NEW YORK  11101
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                                     PART II
                             RULE 12B-25 (B) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X|(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|(b) The subject annual report,  semi-annual report, transition report on Form
   10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_|(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, Form 20-F, Form 11-K, Form 10-Q, Form N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     Standard Motor Products, Inc. ("we" or "us" or "our") has previously announced in a press release dated November 5, 2003 that it will be restating its financial statements for fiscal year ended 2002 and the first two fiscal quarters of 2003. Because the restatement is not complete, we will not be in a position to timely file our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003 (our "September 30, 2003 10-Q"). We will file our September 30, 2003 10-Q when (1) we have completed our restatement, and (2) we have made the necessary filings containing the audited restated financial statements for fiscal year ended 2002 and the restated results for the quarterly periods ended March 31, 2003 and June 30, 2003.

     These matters could not be accomplished for timely filing without unreasonable effort and expense. Accordingly, the registrant respectfully requests an extension of the filing date of its Quarterly Report on Form 10-Q for the period ended September 30, 2003. The registrant will file such Form 10-Q as soon as practicable after the date hereof, but in any event on or before the 5th calendar day following the prescribed due date.


                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.

            JAMES J. BURKE                       (718) 392-0200
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               (Name)                           (Area Code) + (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 |X| Yes  |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 |_| Yes  |X| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          Standard Motor Products, Inc.
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                 (Name of Registrant as Specified in Charter)

      Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:   NOVEMBER  14,   2003                  By: /s/ James J. Burke
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                                                  James J. Burke
                                                  Vice President Finance,
                                                  Chief Financial Officer